Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

September 14, 2022

VIA EDGAR

Stephen Krikorian

Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zepp Health Corporation (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 28, 2022 File No. 001-38369

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 18, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with our VIEs, page 3

1.	You disclose that you are not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. Please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities including that it could cause the value of such securities to significantly decline or become worthless.

Zepp Health Corporation

September 14, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures included in Item 3. Key Information in its future Form 20-F filings with additions underlined, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 5):

“However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, the contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements.”

“There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. [……] Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to our investors. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations’ and ‘—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.’”

Zepp Health Corporation

September 14, 2022

2.	You disclose that despite the lack of legal majority ownership, your Cayman Island holding company is considered the primary beneficiary of your VIEs and consolidates your VIEs and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Please revise your disclosures to clarify that you consolidate the financial results of your VIEs and their subsidiaries in your consolidated financial statements because you are the primary beneficiary for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure with additions underlined and deletions shown with a strike-through in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 5):

“A series of contractual arrangements, including loan agreement, equity pledge agreement, exclusive option agreement, exclusive consultation and service agreement, shareholder voting proxy agreement and power of attorney, have been entered into by and among our subsidiaries, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, despite the lack of equity ownership, Zepp Health Corporation is considered the primary beneficiary of the VIEs for accounting purposes as required by Accounting Standards Codification topic 810, Consolidation. ~~Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation.~~ Accordingly, we treat the VIEs and their subsidiaries as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see ‘Item 4. Information on the Company—C. Organizational Structure.’”

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose in this section whether and how the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA) and related regulations will affect your company. In this respect, disclose the timeframes associated with the HFCAA and Accelerating HFCAA, and provide a specific cross-reference to the longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA.

In response to the Staff’s comment, in addition to the enhanced risk disclosure as set out in the Company’s response to the first two comments, the Company respectfully proposes to include the following disclosure at the outset of Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 6):

Zepp Health Corporation

September 14, 2022

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating HFCAA, are enacted, beginning in 2021. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a ‘Commission-Identified Issuer’ following the filing of the Company’s 2021 Form 20-F with the SEC on April 28, 2022. On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. The risks and uncertainties associated with delisting could cause the value of our ADSs to significantly decline or be worthless. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’”

The Company also respectfully proposes to include the following underlined disclosure at the outset of Item 3. Key Information in its future Form 20-F filings (if inserted to the 2021 Form 20-F, such disclosure would have been on page 5):

“We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, oversight on data security and the use of variable interest entities. In particular, the PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Any failure to comply with applicable data security and privacy related regulations could result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on our financial performance.”

Zepp Health Corporation

September 14, 2022

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure at the outset of Item 3. Key Information in its future Form 20-F filings (if inserted to the 2021 Form 20-F, such disclosure would have been on page 3):

“As used in this annual report, “Zepp,” “the Parent,” “we,” “us,” “our company” or “our” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our consolidated financial information, the consolidated VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the consolidated VIEs in China but instead are purchasing equity interest in Zepp Health Corporation, a Cayman Islands holding company.”

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated VIEs, and to revise its disclosures to only use “the VIEs” when describing activities or functions of the consolidated VIEs throughout its future 20-F filings.

Cash Flows through Our Organization, page 6

5.	Provide a clear description of how cash is transferred through your organization. Disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Clarify your disclosures that indicate you plan to continue to determine the amount of service fee and payment method with your VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully clarifies that through its contractual arrangements, the VIEs may transfer cash to the WFOEs by paying service fees according to the exclusive business cooperation agreements entered into by and among the WFOEs, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE. If and when such other technical services are provided, the amount to be charged is to be mutually agreed between the VIEs and the WFOEs based on the nature and workload of the services.The Company further clarifies that historically, the WFOE has not charged such service fees, and as such, there is currently no fees to be settled under the contractual arrangements.

The Company also proposes to include the following disclosure with additions underlined and deletions shown with a strike-through in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 6):

Zepp Health Corporation

September 14, 2022

“Zepp Health Corporation, our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiary by making capital contributions or providing intra-group loans. Our Hong Kong subsidiary, in turn, may transfer cash to our PRC subsidiaries by making capital contributions or providing intra-group loans to them, provided that the statutory procedures under the PRC laws and regulations have been complied with. If our PRC subsidiaries realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to our Hong Kong Subsidiary. Our Hong Kong subsidiary, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. In addition, in the ordinary course of our business, Anhui Huami, one of our VIEs, sells our smart wearable products to Galaxy Trading Platform Limited, our intermediary holding company in Hong Kong, which in turn sells the products to overseas third-parties. Anhui Huami also sells products to Zepp North America Inc. and Zepp Netherlands Trading B.V. through an independent customs clearance agency for the products to be distributed to local distributors and consumers in the U.S. and Europe, respectively. These entities settle payments of the smart wearable products in accordance with the specific transaction value and payment terms under the relevant contracts.

Because the Parent and its subsidiaries consolidate the financial results of the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and its subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for intra-group transactions. The VIEs may transfer cash to our WFOEs by paying service fees according to the exclusive business cooperation agreements entered into by and among our WFOEs, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE, the amount of which is to be mutually agreed between the VIE and the WFOE when such services are rendered, based on the nature and workload of such services. In the future, we plan to retain our sole discretion to determine the specific amount of the service fees payable by the VIEs pursuant to the contractual arrangements, and to obtain the earnings of the VIEs through charging service fees and collect the payments from the VIEs, taking into consideration of the business growth and working capital needs of the WFOEs and the VIEs. For details of the financial position, cash flows and results of operations of the VIEs, see “Financial Information Related to the VIEs.”

Zepp Health Corporation

September 14, 2022

We have established stringent controls and procedures for cash flows within our organization. ~~Each transfer of cash between our Cayman Islands holding company and a subsidiary, our VIEs entities or the subsidiaries of our VIEs is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities.~~ We have a centralized cash management system in place, consisting of a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets. The system ensures that every fund transfer between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs goes through an appropriate review and approval process. The cash of our group is under the unified management of our finance department. Each cash requirement with intercompany transaction agreements, after analyzed by the specialist in the treasury department, is reviewed by the head of treasury department and the finance controller. After such cash requirement is approved by the two responsible persons, the head of treasury department approves the cash transfer to the relevant operating entities. Besides, we have made offshore and onshore cash pooling arrangements with banks, which allow us to centralize our intra-group cash management across various subsidiaries. Account transfers are performed automatically between the accounts of the pool leader and the other pool participants, which are our operating entities. Our offshore entities outside of the mainland of China with the function of centralized cash management in offshore cash pooling arrangement mainly include Galaxy Trading Platform Ltd., our intermediate Hong Kong company acting as the pool leader, our subsidiaries in North America and our subsidiaries in Europe. In addition, entities within the mainland of China that participate in cash pooling arrangement with similar functions mainly include Shunyuan Kaihua (the WFOE and the primary beneficiary of the VIEs), Shanghai Shengyin Technology Co., Ltd. (a wholly-owned subsidiary of Shunyuan Kaihua) and Anhui Huami (a consolidated VIE). The centralized cash management function in these entities lead to daily cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated VIEs. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. The following table sets forth the amount of the transfers for the periods presented. For more details, see the condensed consolidating schedule and consolidated financial statements under ‘Financial Information Related to the VIEs.”

Permissions Required from the PRC Authorities for Our Operations, page 8

6.	Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Zepp Health Corporation

September 14, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures in the referenced paragraph in the future Form 20-F filings with additions underlined, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 9):

“Furthermore, in connection with offering and listing in an overseas market, we, our PRC subsidiaries and our VIEs, under the Discussion Draft of the Administrative Measures for the Filings of Overseas Offering and Listing by Domestic Enterprises for Public Comments, issued by the China Securities Regulatory Commission, or the CSRC on December 24, 2021, as well as its relevant regulations and regulatory rules, may be required to fulfill filing procedures and obtain approval from the CSRC, and under the Measures for Cybersecurity Review, which is effective on February 15, 2022, as well as its relevant laws, regulations and regulatory rules, may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. [……] If we fail to obtain the relevant approval or complete other filing procedures, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval’ and ‘—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.’”

Financial Information Related to the VIEs, page 12

7.	Please revise to label your tables as Selected Condensed Consolidating Statements of Operations Data, Selected Condensed Consolidating Balance Sheets Data and Selected Condensed Consolidating Cash Flows Data.

In response to the Staff’s comment, the Company respectfully proposes to label the referenced tables as Selected Condensed Consolidating Statements of Operations Data, Selected Condensed Consolidating Balance Sheets Data and Selected Condensed Consolidating Cash Flows Data in its future Form 20-F filings.

Zepp Health Corporation

September 14, 2022

D. Risk Factors

Summary Risk Factors, page 17

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures included in Item 3.D in its future Form 20-F filings, with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.’

Zepp Health Corporation

September 14, 2022

•	We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.’

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.’

Risks Related to Doing Business in China

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.’

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a ‘Commission-Identified Issuer’ following the filing of the Company’s 2021 Form 20-F with the SEC on April 28, 2022. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’

Zepp Health Corporation

September 14, 2022

•	The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.’

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.’

•	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. Rules and regulations in China can change quickly with little advance notice. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.’

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.’

Zepp Health Corporation

September 14, 2022

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.’”

“We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations...,” page 23

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain in greater detail how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 25):

“Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. [……] If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them)~~,~~. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject ~~us~~ to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, ~~and~~ among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. We place a strong emphasis on data security. To achieve the objective, our board of directors has established an artificial intelligence and big data ethics committee to assist the board with respect to privacy and data usage matters, including to oversee compliance with the applicable privacy laws and regulations, management’s periodic assessment of data privacy ethics as well as any related policies with respect to risk assessment and risk management, among other things. We have adopted a series of internal policies on data collection, processing and usage. We conduct regular self-inspections with regard to data privacy and cybersecurity to ensure compliance with applicable laws and regulations. In addition, every year, we hire a qualified third-party professional evaluation firm to carry out testing and certification of our information system. Our information system has been certified as Safety Level III Computer Information System by such professional evaluation firm, and has passed the ISO27001 information security management system certification and the ISO27701 privacy information management system certification. We believe that we are currently in compliance with applicable laws, regulations and policies overseen by the CAC relating to cybersecurity, privacy, data protection and information security.

Zepp Health Corporation

September 14, 2022

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change...,” page 44

10.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings, with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 44):

“We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless ~~and/or the value of our ADSs~~. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Zepp Health Corporation

September 14, 2022

Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

11.	Please identity any interests you hold in subsidiaries, and whether those subsidiaries are wholly owned, majority owned, or minority owned, and your analysis as to whether interests in any of those subsidiaries subject you to the Investment Company Act of 1940.

Please find attached (i) the unconsolidated 40% Test worksheet of the Company and its wholly-owned subsidiaries, majority-owned subsidiaries and VIEs as of December 31, 2021 (the “Worksheet”) and (ii) a corporate structure chart for the Company as of December 31, 2021.

The Worksheet includes a calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated on an unconsolidated basis and in accordance with Section 3(a)(1)(C) (the “40% Test”) of the Company Act, as well as separate calculations for each of its wholly-owned subsidiaries, majority-owned subsidiaries and VIEs. As explained in our response to Comment 12 below, the Company is not an “investment company” as defined under the Company Act.

Note 10. Long-Term Investments, page F-31

12.	Please provide a detailed legal analysis explaining whether the Company is an “investment company” as defined in Section 3 of the Investment Company Act of 1940 (the “Company Act”). Your analysis should also identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are “investment securities” for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities”. Please also provide an explanation of the components of “Cash and cash equivalents” and “Term Deposit” as disclosed on page F-16 of the filing.

The Company is not an investment company as defined in the Company Act because the value of the investment securities owned by the Company does not exceed 40% of the Company’s adjusted total assets calculated in accordance with the 40% Test. The Company is and historically has been engaged primarily, directly or indirectly, in the business of producing smart wearable devices; and the Company (a) is not and does not hold and has not held itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities and (b) has not and is not engaged in, and does not propose to engage in, the business of issuing face-amount certificates of the installment type and has no such certificate outstanding.

Zepp Health Corporation

September 14, 2022

Please see the Worksheet for a detailed calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with the 40% Test. The Company’s investment securities (including term deposits) represented approximately 17% of the Company’s adjusted total assets calculated on an unconsolidated basis and in accordance with the 40% Test as of December 31, 2021. For purposes of the 40% Test, the Company, including its majority-owned subsidiaries and consolidated VIEs, treat all securities (including term deposits) held by them as investment securities, excluding (i) U.S. government securities, (ii) U.S. registered money market funds, and (iii) securities of majority-owned subsidiaries and consolidated VIEs that are not themselves investment companies.

“Cash and cash equivalents” as disclosed on page F-16 of the filing consist only of cash on-hand and demand deposits with financial institutions. The Company did not have any term deposits with an original maturity of three months or less or other highly liquid instruments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

“Term Deposits” as disclosed on page F-16 of the filing consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. All such term deposits have been classified as time deposits in the Worksheet and have been treated as investment securities for purposes of the 40% Test.

For your reference, the value of the Company’s investment securities (including term deposits) represented approximately 34% of the Company’s adjusted total assets, on a consolidated basis, as of December 31, 2021.

Please see the calculations below based on the Company’s consolidated balance sheets as of December 31, 2021, which can be found on Page F-3 of the Company’s Form 20-F for the Fiscal Year Ended December 31, 2021 (the “Form 20-F”).

Zepp Health Corporation

September 14, 2022

Assets	Amount in RMB	Description	Status
Cash and cash equivalent	1,468,499

Cash and cash equivalent consist only of cash on-hand and demand deposits with financial institutions.

The Company does not have any term deposits with original maturities of three months or less or other highly liquid instruments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

			Neutral Asset
Restricted cash	41,040	Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. Restricted cash also consists of cash pledged for bank loan facility. See Page F-16 of Form 20-F for description.	Neutral Asset
Term deposits with maturity of more than three months but less than one year.	5,000	Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.	Bad Asset
Accounts receivable, net	537,084	See Page F-16 of Form 20-F for description.	Good Asset
Amounts due from related parties	295,614	The amount due from related parties were from Xiaomi and its affiliates. All of the amount due from Xiaomi as of December 31, 2019, 2020 and 2021 was collected in the first quarter of 2020, 2021 and 2022, respectively. See Page 102 of Form 20-F for description.	Good Asset
Inventories, net	1,249,327	See Page F-29 of Form 20-F for description.	Good Asset
Short-term investments	19,351	Convertible bonds with a maturity of less than one year. See Page F-30 of Form 20-F for description.	Bad Asset
Prepaid expenses and other current assets	315,038	Prepaid expenses and other current assets primarily consist of advance to suppliers, prepaid expenses, other receivables, rental deposits and value-added tax recoverable. See Page F-30 of Form 20-F for description.	Good Asset
Property, plant and equipment	133,873	See Page F-30 of Form 20-F for description.	Good Asset
Intangible assets	135,582	See Page F-31 of Form 20-F for description.	Good Asset
Long-term investments	1,552,591	Equity securities in other companies. See Page F-31 of Form 20-F for description.	Bad Asset
Deferred tax assets	143,419	See Page F-39 of Form 20-F for description.	Good Asset
Operating lease right-of-use assets	108,435	See Page F-50 of Form 20-F for description.	Good Asset
Goodwill	61,055	See Page F-28 of Form 20-F for description.	Good Asset
Other non-current assets	19,593	Mainly consists of rental deposits.	Good Asset

Total assets	6,085,501
Adjusted Total Assets #1	4,575,962		Deduct Neutral Assets
Bad Assets	1,576,942
40% Test	34.46%

Zepp Health Corporation

September 14, 2022

13.	If the Company proposes to rely on an exclusion or exemption, provide us with a detailed legal analysis supporting your determination that the exclusion/exemption is available to you. Your analysis in response to this comment should include all facts upon which your determination is based, including relevant unconsolidated financial information.

The Company respectfully submits that it is not relying on any exclusion or exemption from investment company status because the Company is not an investment company under section 3(a)(1)(C) of the Company Act. Please refer to the Company’s response to Comments #11 and 12 for further information.

*           *            *

Very truly yours,

/s/ Leon Cheng Deng
Leon Cheng Deng
Chief Financial Officer

cc:	Wang Huang, Chairman of the Board of Directors and Chief Executive Officer, Zepp Health Corporation

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jason Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP